October 1, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:	Thomas A. Jones

	Re:	Waters Instruments, Inc.
Schedule 14A Revised Preliminary Proxy Materials
Filed September 15, 2004
File No. 0-1388

Ladies and Gentlemen:

On behalf of Waters Instruments, Inc. (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated September 30, 2004.  We appreciate the Staff’s prompt consideration of these responses.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in regular type.  References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

As requested, we have (i) filed revised preliminary proxy material to reflect the comments and our responses, and (ii) attached to this letter as Exhibit 1 is a statement from Waters Instruments, Inc.

Proposal 2:  Amendment to increase authorized shares

1.              Please quantify the percentage of shares owned by your directors who plan to vote or Proposal 2 and Proposal 3.  Also, quantify, if applicable, the percentage of shares owned by principal shareholders who have agreed to vote for the proposals.

RESPONSE:

We have added the following sentences to the end of the “Vote Required” section of both Proposal #2 and Proposal #3:

“All of the current directors, who own an aggregate of 107,300 shares, or 4.5% of the total outstanding shares, intend to vote for this Proposal #     .   The Board has not discussed this proposal with any other principal shareholders.”

2.              Please tell us, with a view to disclosure, how you funded the acquisition of Rutland.

RESPONSE:

Please see the following added disclosure to the “Reasons for the Amendment” section of Proposal #2:

On September 27, 2004, through its newly formed subsidiary, Zareba Systems Europe Limited (“Waters Europe”), the Company acquired Rutland Electric Fencing Co. Limited for cash, consisting of $3,985,200 in funding provided by the Bank of Scotland to Waters Europe, and an investment by the Company consisting of $5,130,000 borrowed from Wells Fargo Business Credit, Inc. and $900,000 in cash.

Reason for the amendment – Page 8

3.              Please clarify the reference in the fourth sentence of the second paragraph to designated shares.

RESPONSE:

With the removal of undesignated shares from Proposal #2, the problematic sentence was removed.  See, however, the rewritten language in the first two paragraphs of “Reasons for the Amendment” under Proposal #3 for a description of how the undesignated shares work under Minnesota law.

4.              Please provide disclosure that alerts current stockholders that their equity interests may be significantly diluted if additional authorized common stock is issued or if undesignated shares are issued.  Revise Proposal 3 to provide similar disclosure.

RESPONSE:

Please see the following added language to the first sentence of the fourth paragraph under “Reasons for the Amendment” under Proposal #2:

“ If the Common Share Amendment is approved, the equity interests of current shareholders may be significantly diluted if additional authorized Common shares are then issued.”

See also the following added language at the end of the second paragraph under “Reasons for the Amendment” under Proposal #3:

 “If the Additional Amendment is approved by shareholders, the equity interests of current shareholders may be significantly diluted if the Board establishes classes of stock from the authorized undesignated shares and then such shares are issued.”

5.              Please divide Proposal 2 into two separate proposals.  The first proposal should address the increase in the authorized number of shares of common stock from 5 million shares to 20 million shares.  The second proposal should be combined with proposed Proposal 3 to set the number of authorized undesignated shares at 40 million.

RESPONSE:

Please see the revised proxy material filed pursuant to which Proposal 2 relates to an amendment to increase Common shares only, leaving the current preferred stock as is, and Proposal 3 presents an amendment to add undesignated shares only.

6.              Please tell us, with a view to disclosure, why you are asking shareholders to approve undesignated shares instead of preferred shares.

Please see the first paragraph under “Reasons for the Amendment” under Proposal #3, which describes how Minnesota law provides for undesignated shares rather than preferred shares.

We anticipate mailing the final proxy statement by Wednesday, October 6, 2004.  We appreciate your efforts in resolving these outstanding comments prior to our anticipated mailing date.  If you have any questions regarding these matters, please contact me (612-492-7176).

Sincerely,

Elizabeth M. Reiskytl

cc:	Jerry Grabowski
John Grimstad

Exhibit 1

October 1, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:	Thomas A. Jones

	Re:	Waters Instruments, Inc.
Schedule 14A Revised Preliminary Proxy Materials
Filed September 15, 2004
File No. 0-1388

Ladies and Gentlemen:

Waters Instruments, Inc. (the “Company”) hereby acknowledges that:

1.                                       The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.                                       Comments from the staff (the “Staff”) of the Securities and Exchange Commission (the Commission”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.                                       The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WATERS INSTRUMENTS, INC.

By	/s/ Jerry W. Grabowski
Jerry W. Grabowski,
Chief Executive Officer and President